Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for July 2021 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for July 2021 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In July 2021, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 25.27% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic, regional and international routes increased by 25.65%, 162.46% and 10.32%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 32.19%, of which, passenger traffic for domestic and regional routes increased by 33.17% and 161.98%, respectively, while that for international routes decreased by 2.99%, as compared with the same period last year. The passenger load factor was 76.53%, representing an increase of 4.00 percentage points as compared with the same period last year, of which, the passenger load factor for domestic increased by 4.37 percentage points, while that for regional routes and international routes decreased by 0.06 percentage points and 7.46 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in July 2021, cargo capacity (measured by available tonne kilometers (“ATK”)—Cargo and Mail) decreased by 1.40% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”)—Cargo and Mail) decreased by 2.29% as compared with the same period last year. The cargo and mail load factor was 48.86%, representing a decrease of 0.44 percentage points as compared with the same period last year.

In July 2021, the Group has newly launched the following major routes: Beijing Daxing – Nanchang – Beijing Daxing, Zhuhai – Guiyang – Zhuhai (each being seven flights a week).

In July 2021, the Group introduced one aircraft (A321NEO), and disposed of one aircraft (A330-300). As of the end of July 2021, the Group operated a fleet of 869 aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	10	0	10
Airbus 330 Series	4	29	7	40
Airbus 320 Series	99	110	123	332
Boeing 787 Series	4	25	10	39
Boeing 777 Series	8	21	0	29
Boeing 737 Series	163	75	161	399
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	0	6
ARJ21	1	6	0	7

Total	291	277	301	869

KEY OPERATING DATA OF JULY 2021

Traffic	July 2021			Cumulative 2021
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	17,168.89	33.97	33.17	99,308.66	65.07
Regional	18.27	-8.97	161.98	118.40	-38.21
International	376.36	12.67	-2.99	2,355.75	-78.21

Total	17,563.52	33.37	32.19	101,782.80	43.03

RTK (in million)
Domestic	1,593.72	27.62	28.68	9,523.52	59.08
Regional	2.68	-10.31	130.54	18.17	-17.34
International	550.97	-12.03	-2.72	4,079.41	-2.55

Total	2,147.36	14.33	18.89	13,621.11	33.61

RTK - Cargo and Mail (in million)
Domestic	107.32	-3.55	-0.86	746.99	7.36
Regional	1.09	-10.24	95.59	7.71	45.54
International	517.82	-13.23	-2.69	3,870.34	19.17

Total	626.23	-11.70	-2.29	4,625.04	17.12

Passengers carried (in thousand)
Domestic	11,121.58	31.99	23.96	65,416.12	62.59
Regional	17.57	-11.29	166.02	113.47	-32.48
International	55.85	4.45	-8.13	390.64	-83.46

Total	11,195.01	31.71	23.85	65,920.23	54.15

Cargo and mail carried (in thousand tonnes)
Domestic	64.90	-2.94	-2.97	451.31	6.48
Regional	1.11	-9.93	98.92	7.81	54.17
International	54.75	-11.65	-1.83	400.99	12.75

Total	120.76	-7.16	-1.99	860.11	9.63

Capacity	July 2021			Cumulative 2021
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	22,205.76	32.76	25.65	131,975.39	50.65
Regional	51.29	-11.49	162.46	345.00	-12.96
International	692.59	4.15	10.32	4,936.41	-69.25

Total	22,949.65	31.52	25.27	137,256.79	31.91

ATK (in million)
Domestic	2,539.50	34.86	25.93	15,128.86	53.91
Regional	6.50	-10.86	154.15	44.55	-11.86
International	801.12	-15.89	-13.81	6,034.58	-16.09

Total	3,347.13	17.74	13.51	21,207.99	24.23

ATK — Cargo and Mail (in million)
Domestic	540.98	43.24	26.97	3,251.08	67.12
Regional	1.89	-9.27	135.88	13.50	-9.22
International	738.79	-17.23	-15.38	5,590.30	-2.72

Total	1,281.66	0.73	-1.40	8,854.88	14.90

Load Factor	July 2021			Cumulative 2021
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	77.32	0.70	4.37	75.25	6.57
Regional	35.61	0.98	-0.06	34.32	-14.02
International	54.34	4.11	-7.46	47.72	-19.60

Total	76.53	1.06	4.00	74.16	5.77

Cargo and Mail Load Factor
Domestic	19.84	-9.62	-5.57	22.98	-12.79
Regional	57.88	-0.63	-11.92	57.06	21.47
International	70.09	3.24	9.14	69.23	12.72

Total	48.86	-6.88	-0.44	52.23	0.99

Overall Load Factor (RTK/ATK)
Domestic	62.76	-3.56	1.34	62.95	2.04
Regional	41.18	0.26	-4.22	40.78	-2.71
International	68.77	3.01	7.84	67.60	9.39

Total	64.16	-1.91	2.90	64.23	4.51

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s)—Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s)—Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

16 August 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.